SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release July 3, 2006 at 09:00

UPM’s profitability programme progressing as planned Programme-related non-recurring costs and change of the value of forest assets will reduce profit for the second-quarter

UPM’s profitability improvement programme is going ahead as planned. Due to the costs associated with the programme UPM will book under non-recurring items totalling about EUR 123 million (net) in the income statement for the second quarter. Change of the value of forest assets will also reduce second-quarter results.

As a result of the production line closures UPM will book impairment charges of around EUR 130 million, most of which is attributable to the closure of Voikkaa paper mill.

Employee negotiations relating to the programme have been completed in both Finland and France. Based on the agreed workforce reductions, UPM will make a provision of approximately EUR 30 million in respect of personnel expenses for the second quarter. The cash effect of personnel expenses will materialise mainly during 2007-2008.

The sale of the Group Head Office real estate will produce a capital gain of around EUR 37 million.

During the second quarter 2006 UPM will also book a value reduction of approximately EUR 110 million relating to the Group’s forest assets in Finland. The change of the value is due to an increase of 0.5 percentage points in the interest rate adopted by UPM in its accounting. Also, UPM has stepped up the use of wood raw material harvested from its own forests.

As a result of the above non-recurring items and change of the value of forest assets, earnings per share for the second quarter will be negative.

For further information please contact:

Mr Olavi Kauppila, Senior Vice President, Investor Relations, tel. +358 204 15 0658

Notes to the editor:

In accordance with IFRS standard IAS 41 (biological assets), changes in the value of forest assets are entered in the income statement. In UPM’s forest assets, living trees (biological assets) are measured at their fair value at each balance sheet date. The fair value of biological assets is determined based among others estimates on growth potential, harvesting, price development and discount rate. Changes in any estimates could lead to recognition of significant fair value changes in income statement (see UPM Annual Report 2005, p. 71).

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations